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                                HALE AND DORR LLP



                               Counsellors at Law

                  60 State Street, Boston, Massachusetts 02109
                          617-526-6000 fax 617-526-5000


                                                             Jeffrey A. Stein
                                                               617-526-6624
                                                      jeffrey.stein@haledorr.com



                                                              December 23, 1998


BY ELECTRONIC SUBMISSION (FILING CODE: DEL AM)

Securities and Exchange Commission
450 Fifth Street,
NW Judiciary Plaza
Washington D.C.  20549
Attention:  Jonathan M. Gottsegen

         Re:      Inso Corporation
                  Registration Statement on Form S-3
                  File No. 333-69259

Ladies and Gentlemen:

     On behalf of Inso Corporation, we hereby confirm that the Delaying Amendment set forth below was inadvertently left off of the above-referenced Registration Statement. That Registration Statement is hereby amended by adding the following to the bottom of the cover page thereof:

     "The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

                                        Sincerely yours,


                                        /s/ Jeffrey A. Stein
                                        ---------------------------
                                        Jeffrey A. Stein

cc:      Bruce G. Hill, Esq.
         Devin Anderson, Esq.


Washington, DC                  Boston, MA                           London, UK*


              HALE AND DORR LLP INCLUDES PROFESSIONAL CORPORATIONS
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